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  UBS V10 Currency Index with Volatility Cap
Monthly Performance Report – November 2011

●	Euro woes escalate, central bank and governments act

●	The Eurozone’s internal politics threw the rescue plans into confusion

●	The Index changed carry positioning two times during November and, when combined with the performance of the currencies, resulted in a loss of 1.5%

Index Description
The UBS V10 Currency Index with Volatility Cap (“V10 Strategy”, "Index" or “V10”) is a proprietary index, developed and sponsored by UBS AG (the “Index Sponsor”) that measures the performance of a notional algorithmic trading strategy designed to identify and exploit trends in G10 foreign exchange forward rates. Index levels are published daily on Bloomberg (symbol: UBFSV10V Index).
The trading strategy identifies the 3 highest yielding G10 currencies and the 3 lowest yielding G10 currencies and notionally goes long or short, using foreign exchange forward contracts with tenors up to six months approximately. In lower volatility environments, this trading strategy goes long the highest yielding G10 currencies and short the lowest yielding G10 currencies, which is commonly referred to as the Carry Trade. In higher volatility environments, the strategy reverses this Carry Trade, commonly referred to as a Reverse Carry Trade. The selection of the currencies and the direction of the Carry Trade are rules-based and are determined on a daily basis. Under normal market conditions, the Index allocates 100% to the trading strategy. However, if the trading strategy experiences historical volatility above a certain defined level, the Index will reduce its allocation to the trading strategy below 100%.

Performance Influencing Factors
November was extremely troubling for the EUR. The signatures on the October 26th summit were not even dry before the Eurozone’s internal politics threw the rescue plans into confusion. By month-end, yields of non-German debt had soared, two Prime Ministers in the periphery were replaced by technocrats and interdealer brokers were testing their systems to trade legacy currencies. The market is converging towards the view that an endgame for the Eurozone debt crisis is nearing, but how this will exactly play out is far from certain. These events and the remaining uncertainty surrounding the Eurozone had a significant effect on the currencies contributing to the Strategy's performance in November. As a result, the Index changed carry positioning two times during the period and, when combined with the performance of the relevant currencies, resulted in a loss of 1.5%.

Currency	Spot1	Contr2	Currency	Spot1	Contr2
NZD	-3.2%	-0.6%	CHF	-4.0%	-0.9%
AUD	-2.3%	-0.5%	JPY	0.7%	0.1%
SEK	-3.8%	0.3%	USD

Source: UBS Investment Bank. Note: For illustration purposes only;
SPXT excess return calculated by subtracting 3 month US Treasury Bill rate from the index return on a daily basis
Past performance is not an indication of future performance.
1) Spot performance of currency from 31 Oct 2011 to 30 Nov 2011 relative to USD. Individual currency performance is intended to explain only the performance of that currency relative to the USD and may not fully explain the movement of the Index over the period.
2) Contribution to the Index return over the period resulting from the peformance of the individual currency.

AUD (-2.3%)
The AUD continued to suffer from volatile swings in November. AUDUSD went from 1.04 to an intra-month low of 0.97, but the shift in risk appetite in the final week of November saw the Aussie make back the majority of those losses

NZD (-3.2%)	The NZD also suffered from volatile swings in November as the majority of the month saw significant liquidation of positions
SEK (-3.8%)
SEK followed the pattern of the other risk currencies but came under pressure for the majority of the month. Although the GDP print was above expectations, the forward looking indicators point towards a further slowdown in growth heading into 2012

CHF (-4.0%)	The SNB has broadly entered communication blackout ahead of their December policy meeting but the conditioning beforehand suggest that the stage is being set for a floor-rise to 1.25 in EURCHF
JPY (0.7%)	The BoJ was quite successful in sustaining a range of 77-78 throughout November, though they have denied ever choosing to implement a policy floor
USD
There wasn’t much for the US to complain about from the macro front in November. Several data prints all surprised to the upside. The dollar was generally bid, until the unexpected month-end policy decisions, as sentiment outside of the US was very risk averse, largely due to growth fears and the Eurozone crisis

The V10 strategy changed carry position two times in the month and ended the month in a long carry position. Positions in CHF were the major contributor to the negative performance of strategy followed by NZD and AUD. Positions in SEK and JPY added a modest positive contribution to the performance.

Graph 1: V10 and S&P 500 performance in November 2011

Date	Signal	High Yielding	Low Yielding
03-Nov-11	Short	AUD, SEK, NZD	CHF, JPY, USD
30-Nov-11	Long	AUD, SEK, NZD	CHF, JPY, USD

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Index performance

The following table/graphs show the performance of the Index, the periods of Reverse Carry Trade, the 65-day historical volatility and the volatility filter from 6 May 2009 through 30 November 2011

The historical level, the periods of Reverse Carry Trade, volatility of the Index and volatility filter levels should not be taken as an indication of future performance, and no assurance can be given as to the Index level on any given date.

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
2009					2.1%	3.1%	-0.5%	0.9%	2.3%	2.8%	-3.0%	3.0%	11.1%
2010	-0.2%	-1.1%	2.8%	2.9%	-5.4%	-8.9%	2.3%	-4.7%	7.0%	-0.8%	-1.2%	2.6%	-5.6%
2011	0.2%	1.0%	-4.0%	3.7%	-1.3%	0.0%	-4.4%	-3.4%	-9.8%	-4.2%	-1.5%		-21.9%

Source: UBS Investment Bank

Index performance and 65 day actual volatility

Index performance and volatility filter

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Actual performance of products linked to the V10 Currency Index
The following table shows current V10-linked offerings and their respective performance in November 2011

Historical price levels are indicative. Past performance should not be taken as an indication of future performance, and no assurance can be given as to the performance of any product on any given day.
Products and their monthly performance
ISIN	Product Description	Trade Date	Expiry Date	Sep-11	Oct-11	Nov-11	Total
US9026616022	Performance Securities, 115%	23-Dec-09	24-Dec-12	7.53	7.32	7.17	-28.3%
US9026616857	Performance Securities, 115%	04-Jan-10	03-Jan-13	7.38	7.17	7.02	-29.8%
US9026617012	Performance Securities, 115%	26-Jan-10	24-Jan-13	7.49	7.28	7.12	-28.8%
US9026617764	Performance Securities, 115%	23-Feb-10	25-Feb-13	7.40	7.19	7.04	-29.6%
US9026618184	Performance Securities, 110%	26-Mar-10	25-Mar-13	7.35	7.15	6.99	-30.1%
US9026618424	Performance Securities, 108%	27-Apr-10	25-Apr-13	7.11	6.92	6.76	-32.4%
US9026618838	Performance Securities, 109%	25-May-10	22-May-13	7.23	7.03	6.87	-31.3%
US9026691421	Performance Securities, 108%	25-Jun-10	25-Jun-13	7.92	7.71	7.53	-24.7%
US9026691918	Performance Securities, 116%	27-Sep-10	25-Sep-13	7.81	7.60	7.41	-27.7%
US9026692171	Performance Securities, 110%	26-Oct-10	25-Oct-13	7.81	7.59	7.41	-27.7%
US9026692254	Performance Securities, 111%	24-Nov-10	27-May-14	7.58	7.38	7.19	-30.0%

1) Total return in the above table is calculated relative to the public issuance price, and is not annualized
Source: UBS Investment Bank. Price data taken from UBS internal systems

Disclaimer
This publication is issued by UBS AG or an affiliate thereof (“UBS”).

Product of a sales/trading desk and not the Research Dept. Opinions expressed may differ from those of other divisions of UBS, including Research. UBS may trade as principal in instruments identified herein and may accumulate/have accumulated a long/short position in instruments or derivatives thereof. UBS has policies designed to manage conflicts of interest. This distribution is not an official confirmation of terms and unless stated, is not a personal recommendation, offer or solicitation to buy or sell. Any prices or quotations contained herein are indicative only and not for valuation purposes. Communications may be monitored.

Statement of Risk
Options, structured derivative products and futures are not suitable for all investors, and trading in these instruments is considered risky and may be appropriate only for sophisticated investors. Past performance is not necessarily indicative of future results. Various theoretical explanations of the risks associated with these instruments have been published. Prior to buying or selling a structured product, and for the complete risks relating to such products, you may receive documentation describing an investment and the risk considerations associated therewith.

Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker dealer and a member of the Securities Investor Protection Corporation (SIPC). (http://www.sipc.org/). An investment in any UBS issued security linked to the UBS V10 Currency Index with Volatility Cap involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS V10 Currency Index with Volatility Cap. Any UBS security linked to the UBS V10 Currency Index with Volatility Cap will be sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement, related to the UBS V10 Currency Index with Volatility Cap) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest in any UBS security linked to the Index, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-800-722 7270). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the unauthorized redistribution of this material and accepts no liability whatsoever for the unauthorized actions of third parties in this respect.

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